January 22, 2007
VIA EDGAR AND FACSIMILE
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Division of Corporation Finance

Re:	Bootheel Agri-Energy, LLC
Registration Statement on Form SB-2/A
SEC File No. 333-136915
Ladies and Gentlemen:
Bootheel Agri-Energy, LLC (the “Company”) hereby respectfully requests that the Securities and Exchange Commission take such action as may be necessary and proper in order that the above-referenced Registration Statement may be declared effective on Wednesday, January 24, 2007, at 10:00 a.m., or as early thereafter on that date as possible or as soon thereafter as possible, subject to prior telephone confirmation.
The Company hereby confirms that it is aware of its obligations under the Securities Act of 1933, as amended, in connection with the public offering contemplated by the Registration Statement. Further, the Company acknowledges that:
•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
Bootheel Agri-Energy, LLC
/s/ David Herbst
David Herbst
Chairman